NSAR Questions 77E

As of September 30, 2006, the Leuthold Core Investment Fund (“Core Fund”) held certain investments with Refco Capital Markets, LTD (“Refco Capital”) totaling $47,398,738, or 2.91% of net assets composed of the following:

Cash$  161,595
Silver4,656,722
Palladium1,858,674
Prepaid Forward Contracts40,721,747

On October 13, 2005, Refco Capital imposed a moratorium on customer withdrawals due in part to liquidity concerns. On October 17, 2005, Refco, Inc. and certain of its subsidiaries including Refco Capital (the “Debtors”) filed voluntary petitions for reorganization relief under Chapter 11 of the Bankruptcy Code. The Core Fund became a party to a settlement agreement as part of a group of creditors and customers of Refco Capital. The U.S. Bankruptcy Court approved this Refco Capital Settlement Agreement on September 18, 2006.

Subsequently, a number of significant parties involved in the Refco, Inc. bankruptcy reached a broader settlement (the “Global Settlement”) that, among other things, incorporated the Refco Capital Settlement Agreement and allocated the remaining assets of the Debtors to the various creditor constituencies. The terms of the Global Settlement are being incorporated into a chapter 11 plan (the “Plan”) and disclosure statement that are intended to be submitted to all creditors of the Debtors in late October, 2006. The parties believe that the Bankruptcy Court will likely consider approval of the Plan on or before December 15, 2006.

Due to the above factors, the Core Fund implemented its fair valuation procedures with respect to the impacted investments as of October 13, 2005. The fair value pricing procedures consider several factors including the status of the bankruptcy legal proceedings to date, market price and trading activities of certain publicly traded debt of Refco, Inc., current values for the silver and palladium positions, illiquidity of the impacted investments, and a settlement of a matter related to Refco Capital with another party. The implementation of the fair valuation process did not have a significant impact on the Core Fund, but there continues to be a high degree of uncertainty with these investment positions and the timing of any settlement payouts as a result of the court proceedings. The ultimate outcome of these legal proceedings will have a direct impact on the amounts recovered by the Core Fund for the impacted investments.